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                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                     SCHEDULE 13G
               INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO. 1)*


                              Figgie International, Inc.
                                   (Name of Issuer)

                                Common Stock, Class A
                            (Title of Class of Securities)

                                     316828-508
                                    (CUSIP Number)






     Check the following box if a fee is being paid with this statement [ ].
     (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         (Continued on the following page(s))
                                  Page 1 of 7 Pages
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     CUSIP No. 316828-508                13G                   Page 2 of 7 Pages


     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Wilmington Trust Corporation

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) /x/
                                                                         (b) /_/

     3        SEC USE ONLY


     4        CITIZENSHIP OR PLACE OF INCORPORATION

              Delaware Corporation

              NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
              WITH:

     5        SOLE VOTING POWER                         7,497

     6        SHARED VOTING POWER                     756,385

     7        SOLE DISPOSITIVE POWER                    7,497

     8        SHARED DISPOSITIVE POWER                756,385

     9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              763,882

     10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES* /_/

     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%

     12       TYPE OF REPORTING PERSON*

              HC

     *SEE INSTRUCTION BEFORE FILLING OUT!
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     CUSIP No. 316828-508                13G                   Page 3 of 7 Pages


     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Wilmington Trust Company

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) /x/
                                                                         (b) /_/

     3        SEC USE ONLY


     4        CITIZENSHIP OR PLACE OF INCORPORATION

              Delaware banking corporation

              NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
              WITH:

     5        SOLE VOTING POWER                         7,497

     6        SHARED VOTING POWER                     756,385

     7        SOLE DISPOSITIVE POWER                    7,497

     8        SHARED DISPOSITIVE POWER                756,385

     9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              763,882

     10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES* /_/

     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%

     12       TYPE OF REPORTING PERSON*

              BK

     *SEE INSTRUCTION BEFORE FILLING OUT!
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     CUSIP No. 316828-508                13G                   Page 4 of 7 Pages


     Item 1 (a).  Name of Issuer:

              Figgie International, Inc.

     Item 1 (b).  Address of Issuer's Principal Executive Offices:

              4420 Sherwin Road
              Willoughby, OH  44094

     Item 2 (a).  Name of Persons Filing:

              Wilmington Trust Corporation, Wilmington Trust Company

     Item 2 (b).  Address of Principal Business Office:

              1100 North Market Street, Wilmington, DE  19890

     Item 2 (c).  Citizenship:

              Wilmington Trust Corporation is a Delaware corporation; Wilmington Trust Company is a Delaware banking corporation.

     Item 2 (d).  Title of Class of Securities:

              Common Stock, Class A

     Item 2 (e).  CUSIP Number:  316828-508

     Item 3.  The persons filing this Schedule 13G are:

              Wilmington Trust Corporation and Wilmington Trust Company are a Group, in accordance with Section 240.13d-1(b)(1)(ii)(H). Wilmington Trust Corporation is a Parent Holding Company, in accordance with Section 240.13d-1(b)(1)(ii)(G). Wilmington Trust Company is a Bank as defined in Section 3(a)(6) of the Securites Exchange Act of 1934, as amended, and is a direct, wholly-owned subsidiary of Wilmington Trust Corporation.

     Item 4.  Ownership.

              (a)     Amount Beneficially Owned by
                      Wilmington Trust Corporation:  763,882
                      Wilmington Trust Company:      763,882

              (b)  Percent of Class for
                      Wilmington Trust Corporation:  5.6%
                      Wilmington Trust Company:      5.6%

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     CUSIP No. 316828-508                13G                   Page 5 of 7 Pages


              (c)  Number of shares as to which Wilmington Trust
          Corporation has:

                      (i)      sole power to vote or direct the vote:      7,497

                      (ii)     shared power to vote or direct the vote:  756,385

                      (iii) sole power to dispose or to direct the disposition of: 7,497

                      (iv) shared power to dispose or to direct the disposition of: 756,385

                      Number of shares as to which Wilmington Trust
                      Company has:

                      (i)      sole power to vote or direct the vote:      7,497

                      (ii)     shared power to vote or direct the vote:  756,385

                      (iii)    sole power to dispose or to
                               direct the disposition of:                  7,497

                      (iv)     shared power to dispose or to
                               direct the disposition of:                756,385

     Item 5.  Ownership of Five Percent or Less of a Class:

              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
              securities, check the following   /_/

     Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:

              Not Applicable

     Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

              Wilmington Trust Company:  BK

     Item 8.  Identification and Classification of Members of the Group:

              Wilmington Trust Corporation:  HC
              Wilmington Trust Company:  BK

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     CUSIP No. 316828-508                13G                   Page 6 of 7 Pages


     Item 9.  Notice of Dissolution of Group:

              Not Applicable

     Item 10.  Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

     Signatures.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     WILMINGTON TRUST CORPORATION

     By:  /s/         Thomas P. Collins
                      Vice President and Secretary

     WILMINGTON TRUST COMPANY

     By:  /s/         Allan C. Lynch, Jr.
                      Vice President


     Dated:  February 12, 1996


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     CUSIP No. 316828-508                13G                   Page 7 of 7 Pages


                                JOINT FILING AGREEMENT


     Wilmington Trust Corporation and Wilmington Trust Company (the "Filing Persons") hereby agree to file jointly the Schedule 13G to which this Joint Filing Agreement is attached and any amendments thereto, as permitted by Rule 13d-1 promulgated under the Securities Exchange Act of 1934, as amended. Each of the Filing Persons agrees that the information set forth in such Schedule 13G and any amendments thereto with respect to that Filing Person will be true, complete and correct as of the date of that Schedule 13G or that amendment, to the best of that Filing Person's knowledge and belief, after reasonable inquiry. Each of the Filing Persons makes no representations as to the accuracy or adequacy of the information set forth in the Schedule 13G or any amendments thereto with respect to the other Filing Person. Each of the Filing Persons shall notify the other Filing Person promptly if any of the information set forth in the Schedule 13G or any amendments thereto becomes inaccurate in any material respect or if that person learns of information which would require an amendment to the Schedule 13G.

     IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the 12th day of February, 1996.

     WILMINGTON TRUST CORPORATION

     By:  /s/         Thomas P. Collins
                      Vice President and Secretary

     WILMINGTON TRUST COMPANY

     By:  /s/         Allan C. Lynch, Jr.
                      Vice President
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